UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Kennedy Lewis Capital Company

(Name of Subject Company (Issuer))

Kennedy Lewis Capital Company

(Names of Filing Person (Offeror and Issuer))

Class I, Class D, and Class S Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James Didden
Chairperson and President
Kennedy Lewis Capital Company
225 Liberty Street, Suite 4210
New York, NY 10281
(212)-782-3480

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The information contained in the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”), respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Kennedy Lewis Capital Company (the “Company”). The Company is an externally managed, diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is organized as a Delaware statutory trust. The principal executive office of the Company is located at 225 Liberty Street, Suite 4210, New York, NY 10281 and the Company’s telephone number is (212)-782-3480.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer of Purchase and the tender offer made thereby constitute the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”), and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares” or “Common Shares”) or portions thereof. As of the close of business on March 31, 2025, there were 25,657,726 Class I Shares outstanding and no Class S or Class D Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s Common Shares outstanding as of March 31, 2025 (1,282,887 Common Shares) that are tendered by holders of the Company’s Common Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”).

(c) The Common Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a) The Company is tendering for its own Common Shares. The information required by this Item is set forth in Item 2(a) above. Kennedy Lewis Capital Holdings LLC (the “Advisor”) serves as the investment adviser for the Company. The Advisor is located at 225 Liberty Street, Suite 4210, New York, NY 10281 and the Advisor’s telephone number is (212) 782-3480. The members of the Company’s Board of Trustees (the “Board”) are James Didden, Ankur Keswani, Doug Logigian, Julian Markby, and Catherine Smith (each, a “Trustee”). The Chairperson and President of the Company is James Didden; the Chief Financial Officer is Anthony Pasqua; the Controller is Gary Klayn; the Chief Compliance Officer is Gregory MacCordy; and the Vice President and Secretary is Rachel Presa. The Trustees and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)(i) Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s Common Shares outstanding as of March 31, 2025 (1,282,887 Common Shares) that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 30, 2025 and not withdrawn as described in Item 4(a)(1)(v).

(ii) The purchase price of a Share (or portion thereof) tendered will be its net asset value as of June 30, 2025 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Common Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. The Company will effect payment for such Common Shares in cash promptly after the determination of the net asset value per share as of the Valuation Date is finalized. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

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(iii) The Offer is scheduled to expire on June 30, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Common Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii) Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix) Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Not applicable.

(xii) Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Any Common Shares to be purchased from any officer, Trustee or affiliate of the Company will be on the same terms and conditions as any other purchase of Common Shares. To the Company’s knowledge, none of the officers, Trustees, or affiliates (with the exception of any Shareholders of the Company who may be deemed to be affiliates solely due to their ownership of Common Shares) of the Company intends to tender Common Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)   Not applicable.

(e) The Company’s prospectus dated April 30, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the board has the discretion to determine whether the Company will purchase Common Shares from Shareholders from time to time pursuant to written tenders. The Advisor expects that it will recommend to the Board that the Company offer to repurchase Common Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers.

The Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Company, any of the Company’s executive officers or Trustees, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b) Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

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(c) Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Common Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b) Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c) Not applicable.

(d) None of the Company, the Advisor or the Board or any person controlling the Company, the Advisor or the Board has determined at this time to borrow funds to purchase Common Shares tendered in connection with the Offer. Depending on the dollar amount of Common Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Common Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders.

Item 8.	Interest in Securities of the Subject Company.

(a) Based on the number of Common Shares outstanding as of March 31, 2025, the following persons own the number of Common Shares indicated in the below table.

	Common Shares	Percentage of the Company’s Outstanding Common Shares
Interested Trustees
James Didden	148,118	*
Doug Logigian	-	-
Independent Trustees	-	-
Ankur Keswani	-	-
Julian Markby	-	-
Catherine Smith	-	-
Executive Officers Who Are Not Trustees	-	-
Gary Klayn	-	-
Gregory MacCordy	-	-
Anthony Pasqua	-	-
Rachel Presa	-	-
Other	-	-
Kennedy Lewis Core Lending CalSTRS Fund LP — BDC Series[1]	10,522,102	41.01%
Kennedy Lewis Management LP	40,100	*
Advisor	613	*

*	Less than 1%*
[1]	The California State Teachers Retirement System and Kennedy Lewis Core Lending CalSTRS GP LLC are the indirect beneficial owners of 10,417,922 and 104,179 Common Shares, respectively, through their ownership in Kennedy Lewis Core Lending CalSTRS Fund LP — BDC Series.
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None of the persons listed above intends to tender any of his or her Common Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b) Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has not issued any Common Shares to the Advisor, Trustees and officers of the Company. Except as previously disclosed in the Company’s filings with the Securities and Exchange Commission in connection with the Company’s offering of Common Shares, there have been no other transactions in Common Shares effected during the past sixty (60) days by the Company, the Advisor, or any Trustee or executive officer of the Company, or any person controlling the Company or the Advisor.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a) The audited annual financial statements of the Company dated December 31, 2024, included in the Company’s Annual Report on Form 10-K filed with the SEC on EDGAR on March 26, 2025, and the unaudited financial statements of the Company dated March 31, 2025, included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on EDGAR on May 14, 2025, are incorporated by reference.

The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

(b) Not applicable.

Item 11.	Additional Information.
(a)	(1)	None.
	(2)	None.
	(3)	Not applicable
(4)	None.
(5)	None.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12a.	Exhibits.
(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
	(ii)	Offer to Purchase.
	(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Common Shares.
(v)	Forms of Notice of Withdrawal of Tender.
(vi)	Form of Notice of Availability of Tender Offer Materials

(a)(2)-(4)	Not applicable.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
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Item 12b.	Filing Fees.

Filing Fee Table.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Common Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(a)(1)(vi)	Form of Notice of Availability of Tender Offer Materials
(b)	Calculation of Filing Fees Table.
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENNEDY LEWIS CAPITAL COMPANY

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Financial Officer

Dated: May 30, 2025

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